

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 25, 2018

Shawn Nelson
Chief Executive Officer
The Lovesac Company
Two Landmark Square, Suite 300
Stamford, CT 06901

  Re: The Lovesac Company
    Amendment No. 4 to Registration Statement on Form S-1
    Filed June 25, 2018
    File No. 333-224358

Dear Mr. Nelson:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2018 letter.

Risk Factors

Risks Relating to this Offering and Ownership of Our Common Stock

Anti-takeover provisions in our charter documents . . . ., page 33

1. We note that you have filed your amended and restated articles of incorporation as Exhibit 3.3 to the instant amendment. Please revise the disclosure here to ensure consistency with the provisions therein and with those in your amended and restated bylaws filed as Exhibit 3.2. In that regard, we note that the disclosure in your first,

third, fourth, fifth, and sixth bullet points appear to be inconsistent with provisions in your amended and restated articles of incorporation and bylaws.

Dilution, page 40

2. It appears your pro forma as adjusted net tangible book value would increase by approximately $0.26 per share for a $1.00 increase in the offering price and not the $0.76 you disclose. The change of $0.76 that you disclose appears to represent the change in dilution per share to new investors resulting from a change in offering price rather than the change in pro forma as adjusted net tangible book value per share resulting from a change in offering price. Accordingly, please revise your disclosure.

Selected Consolidated Financial Information, page 42

3. Please refer to your response to comment 9. We are uncertain why it is appropriate to disclose a warrant exercise price of $7.95 in your interim footnotes. Based on your response and the footnote disclosure, the modified warrant agreements appear to have been executed on April 19, 2018. Based on your response and the footnote disclosure, following the amendment of these warrants, the warrant exercise price should have been the $7.60 post-spit, or $3.04 pre-split, exercise price based on a private company $80 million valuation under scenario III of the warrant exercise price terms. Since your financial statements have not been adjusted for the reverse split please tell us why footnote 8 on page F-41 would not reflect a pre-split warrant exercise price of $3.04, or tell us why the existing warrant exercise price of $7.95 as disclosed is accurate based on the warrant terms in effect as of May 6, 2018.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products